Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIOS

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2003	2004	2005	2006	2007	2008
Earnings:
Net loss	$(22,511)	$(81,495)	$(64,986)	$(56,466)	$(44,265)	$(8,366)
Add: Fixed charges	218	236	552	610	516	420

Earnings as defined	$(22,293)	$(81,259)	$(64,434)	$(55,856)	$(43,749)	$(7,446)

Fixed charges:
Interest expensed	$56	$34	$21	$14	$11	$34
Estimated interest component of rent	162	202	531	596	505	386

Total fixed charges	$218	$236	$552	$610	$516	$420

Ratio of earnings to fixed charges	—	—	—	—	—	—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense and estimated interest component of rent and earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $22.5 million in 2003, $81.5 million in 2004, $65.0 million in 2005, $56.5 million in 2006, $44.3 million in 2007 and $8.4 million in the nine months ended September 30, 2008. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus.